December 22, 2009

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Mail Stop 3720
Attn:       Larry Spirgel, Assistant Director

Re:	Telanetix, Inc.
Form 10-K for fiscal year ended December 31, 2008
Filed March 27, 2009
File Number 000-51995

Mr. Spirgel:

Telanetix, Inc., a Delaware corporation (the "Company"), received a comment letter of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission dated December 8, 2009 (the "Comment Letter") relating to the above-referenced report of the Company.

As a representative of the Company discussed with Mr. Hooper last week, the Company is unable to respond to the Comment Letter within 10 business days as requested in the Comment Letter. The Company needs additional time to prepare a full and complete response. The Company intends to respond as soon as practicable, but no later than January 8, 2010.

The Company appreciates your comments and requests that you contact the undersigned at (206) 515-9165 if you have any questions or if we can be of any assistance.

Sincerely, Telanetix, Inc. J. Paul Quinn Chief Financial Officer

cc:	Gopal Dharia, Staff Accountant
Ivette Leon, Assistant Chief Accountant
Reid Hooper, Staff Attorney
James A. Mercer III, Esq. (via email)